Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

July 26, 2011

Via EDGAR and Federal Express

Kevin Woody
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Transit Management Holding Corp. (n/k/a China Green Lighting Limited)
Form 8-K
Filed May 16, 2011
File No. 000-53106

Dear Mr. Woody:

On behalf of Transit Management Holding Corp. (n/k/a China Green Lighting Limited), a corporation organized under the laws of Colorado (the “Company”), we are responding to the comments in the letter from the Staff dated July 8, 2011 relating to the Company’s Current Report on Form 8-K filed on May 16, 2011, as amended (the “8-K”).  We are including a courtesy marked copy of the Company’s Amendment No. 3 to Current Report on Form 8-K (“Amendment No. 3”) indicating the changes made thereon from the previous 8-K filed with the Commission.  The responses below have been numbered to correspond with the comments in your July 8, 2011 letter.

Form 8-K filed May 16, 2011

1.
We note that you conduct substantially all of your operations outside the United States.  In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions and update your Risk Factor disclosures to highlight such issues.

a.
We understand that you maintain your books and records in accordance with PRC GAAP, please describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Company Response to Comment 1(a):

In response to the Staff’s comment, the Company respectfully informs the Staff that China is one of the IFAC member countries, and the Minister of Finance of China has announced that since 2007, it has adopted the International Financial Reporting Standards (IFRS) as PRC GAAP.  Accordingly, the preparation of the Company’s books and records by the accounting and management professionals of the Company that have been compiled according to PRC GAAP, in material aspects, should be considered as in compliance with IFRS in most substantial aspects.  The Company is aware of the minor differences between US GAAP and PRC GAAP, and management does not believe that any differences in such respect exist that may materially impact the representational faithfulness of the financial statements prepared.

ALBANY AMSTERDAM ATLANTA AUSTIN BERLIN** BOSTON BRUSSELS** CHICAGO DALLAS DELAWARE DENVER FORT LAUDERDALE HOUSTON LAS VEGAS LONDON* LOS ANGELES MIAMI MILAN** NEW JERSEY NEW YORK ORANGE COUNTY ORLANDO PALM BEACH COUNTY PHILADELPHIA PHOENIX ROME** SACRAMENTO SHANGHAI SILICON VALLEY TALLAHASSEE TAMPA TOKYO** TYSONS CORNER WASHINGTON, D.C. WHITE PLAINS ZURICH *OPERATES AS GREENBERG TRAURIG MAHER LLP **STRATEGIC ALLIANCE

GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM
1201 K Street, Suite 1100 ■ Sacramento, California 95814 ■ Tel 916.442.1111 ■ Fax 916.448.1709

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporate Finance
July 26, 2011

____________________

The Company has a four-step process for preparing its books and records in accordance with US GAAP.  First, the Company’s Accountant maintains the books and records of the Company and prepares the financial statement reports in accordance with PRC GAAP.  Second, the Company’s Finance Manager makes the necessary adjustments to bring the books and records in accordance with US GAAP, and third, the Company’s Chief Financial Officer reviews said books, records and financial reports making any further adjustments as necessary.  Fourth, and finally, the Company’s outside auditing professionals review the books, records and financial reports and make any adjustments as necessary.  Given the lack of complexity to the Company’s business and accounting structure, and similarity between PRC GAAP and US GAAP, there are no material differences to be found when converting from PRC GAAP to US GAAP.

b.	What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•	about his or her professional experience, including experience in preparing an/or auditing financial statements prepared in accordance with U.S. GAAP.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporate Finance
July 26, 2011

____________________

•	how and why they are qualified to prepare your financial statements;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Company Response to Comment 1(b):

The Company respectfully informs the Staff that the Company’s accounting and finance department currently is staffed by 3 full time employees of the Company - the Finance Manager, the Company’s Accountant and the Company’s Chief Financial Officer.   The primary function of the accounting and finance department is the preparation of financial reports and projections for management, financial statement preparation for the Company’s tax filings within China and the development and maintenance of internal financial controls to facilitate effective tax reporting to the government.

As noted in the Company’s response to Comment 1(a) above, the Company’s Accountant maintains the books and records of the Company and prepares the financial statement reports in accordance with PRC GAAP.  The Accountant has 10 years of experience in the accounting field and graduated from Jiangxi Jiujiang Institute of Accounting in the PRC. The Company’s Accountant does not have a Certified Public Accountant (U.S.) or Certified Management Accountant designation; however, the Accountant has obtained a Certificate of Chinese Middle-Level Accounting.  Prior to joining the Company, the Accountant worked as an accountant for Shanghai JuRui Plastic Tools Co. Ltd., a foreign investment enterprise in the PRC.

As also noted in the Company’s response to Comment 1(a) above, the Company’s Finance Manager adjusts the books and records of the Company from PRC GAAP to US GAAP.  Such adjustments and the relative financial reports are checked by the Company’s Chief Financial Officer.  The Company’s Finance Manager has a bachelor’s degree in accounting, an MBA degree in accounting from Shanghai University of Finance & Economics, and 15 years of experience in the accounting field.  The Finance Manager’s accounting experience includes prior work for Gymchina (Shanghai) Management Consulting Co. Ltd., where she prepared and adjusted financial reports to meet the requirements of IFRS in preparation of consolidated financial statements.  The Finance Manager is familiar with US GAAP and understands the differences between PRC GAAP and US GAAP.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporate Finance
July 26, 2011

____________________

The Company’s Chief Financial Officer has obtained a PhD in accounting, has 13 years of experience in the accounting field and is familiar with US GAAP.  In particular, the Chief Financial Officer held the position of Finance Manager in the Shanghai office of a U.S. based company where he was responsible for preparing the company’s financial statements in accordance with US GAAP.  In addition, the Company’s Chief Financial Officer has previously taught accounting courses in the PRC comparing PRC GAAP to US GAAP.

While neither the Company’s Chief Financial Officer or Finance Manager have either a Certified Public Accountant (U.S.) or Certified Management Accountant designation, both the Company’s Finance Manager and Chief Financial Officer are undergoing continued training in US GAAP in CPA firms located in Shanghai, China.  The Chief Financial Officer, the Finance Manager and the Company Accountant all have signed employment contracts with the Company.

c.	Considering that you currently do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP.

Company Response to Comment 1(c):

In response to the Staff’s comment, the Company notes that the Company’s Board of Directors is comprised of three individuals, one of which is currently the Company’s Chief Financial Officer, Mr. Hao Dongyang.  As noted above in the Company’s response to Comment 1, the Company’s Chief Financial Officer is familiar with US GAAP and has many years of experience in the accounting field.

Further, the Company’s Chief Executive Officer, Mr. Liu Chuanling, is also a member of the Company’s Board of Directors.  Mr. Liu graduated from the China University of Petroleum in 1982 with a Master of Science in Mathematics. In 1998, Mr. Liu received a Master of Science in Industrial Management Engineering from the Beijing Institute of Technology.  Mr. Liu has previously taken classes on the subject of US GAAP, was previously the Chief Financial Officer for a Shanghai-based power tool company, Shanghai Xing Te Hao Industrial Co., Ltd., and has many years of experience in the finance and investment fields.  Mr. Zhu Jiangtu, the third member of the Company’s Board of Directors has basic accounting knowledge and is familiar with tax regulations.

At present, the Board of Directors intends to rely primarily on the financial acumen of Mr. Hao, based on his knowledge obtained from his extensive background in accounting and familiarity with US GAAP, and secondarily on Mr. Liu and Mr. Zhu.   Accordingly, the Company will seek to add individual(s) to its Board of Directors with additional US GAAP expertise and will continue to provide the current members of the Board of Directors with educational opportunities to further study US GAAP.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporate Finance
July 26, 2011

____________________

2.	Please tell us how you have complied with Item 4.01 of Form 8-K, or tell us how you determined it was not necessary to file a Item 4.01 Form 8-K to disclose your change in independent accountant.

Company Response to Comment 2:

The Company respectfully informs the Staff that it has included Item 4.01 in Amendment No. 3.

Exhibit 99.2

3.
Please tell us how you have complied with Article 11 of Regulation S-X, or tell us how you determined it was appropriate to include pro forma financial information as of December 31, 2009 and for the year ended December 31, 2009.

Company Response to Comment 3:

The Company respectfully informs the Staff that it has amended the proforma financial information to comply with Article 11 of Regulation S-X, and to remove the proforma financial information as of December 31, 2009 and for the year ended December 31, 2009.

4.
Please tell us how you have complied with the form and content dictated in Article 11-02 of Regulation S-X.  Specifically, tell us how you determined it was not necessary to provide the pro forma financial information in a columnar form showing historical statements, pro forma adjustments, and pro forma results.  Further, please tell us how you determined it was not necessary to provide explanations for the adjustments that were made.  Additionally, please clarify for us how you have accounted for the issuance of the preferred stock and the cancellation of certain common stock in your pro forma financial information.

Company Response to Comment 4:

The Company respectfully informs the Staff that it has amended the proforma financial information to comply with the form and content dictated in Article 11-02 of Regulation S-X. The Company did not account for the issuance of the preferred stock and cancellation of the common stock in the proforma financial information outside of making reference to it in the notes, because the proforma financial information was not as of the closing date of the share exchange of May 13, 2011, and the issuance of the preferred stock and cancellation of the common stock occurred only on the closing date of the share exchange on May 13, 2011.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporate Finance
July 26, 2011

____________________

Form 8-K/A Amendment 2 filed May 24, 2011

General

5.
Please tell us how you have complied with Article 11 of Regulation S-X, or tell us how you determined it was not necessary to provide pro forma financial information as of March 31, 2011 and for the three months ended March 31, 2011.

Company Response to Comment 5:

The Company respectfully informs the Staff that it has amended the proforma financial information to comply with Article 11 of Regulation S-X to specifically include proforma financial information as of March 31, 2011 and for the three months ended March 31, 2011.

Explanatory Note, page 2

6.
Please clarify for us the nature of the revisions to your March 31, 2011 financial statements.  Further, please tell us how you have complied with Item 4.02 of Form 8-K, or tell us how you determined it was not necessary to file a Item 4.02 Form 8-K to disclose non-reliance on previously issued financial statements.  Additionally, tell us how you complied with ASC 250-10-50, or tell us how you determined it was not necessary to provide the disclosures for a correction of an error in previously issued financial statements.

Company Response to Comment 6:

The Company respectfully informs the Staff that certain inadvertent errors were made to the March 31, 2011 financial statements in the haste to file such financial statements timely. Such errors related to headings, cash, restricted cash, notes payable, accounts payable, accumulated other comprehensive income, foreign currency translation adjustment, comprehensive income, depreciation and amortization, failure to include the December 31, 2010 (audited) comparison financial figures, consolidated statements of changes in equity, and certain of the notes to the financial statements.  Further, it was an inadvertent failure by the Company to not include an Item 4.02 disclosure in the Form 8-K.  The Company has included Item 4.02 in Amendment No. 3.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporate Finance
July 26, 2011

____________________

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated July 8, 2011.  In the event the Staff has no further comments, we would appreciate written correspondence to that effect.  Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s management located in China.  If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C Lee Mark C Lee Shareholder

Enclosures

cc:           Liu Chuanling

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporate Finance
July 26, 2011

____________________

ACKNOWLEDGEMENT

In connection with Transit Management Holding Corp.’s (n/k/a China Green Lighting Limited) (the “Company”) letter dated July 26, 2011 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Transit Management Holding Corp. (n/k/a China Green Lighting Limited)

/s/ Liu Chuanling
_____________________________
Liu Chuanling, Chief Executive Officer

GREENBERG TRAURIG, LLP

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A
(Amendment No. ~~2~~3)

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

May 13, 2011
Date of Report (Date of earliest event reported)

~~Transit Management Holding Corp.~~China Green Lighting Limited
(Exact Name of Registrant as Specified in Charter)

Colorado	000-53106	26-0812035
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

~~3176 South Peoria Ct.~~
~~Aurora, Colorado~~
~~80014~~
No. 18, Seventh Xinggong Road,
Jiangdong District, Jiangshan City,
Zhejiang, People's Republic of China
324019
(Address of Principal Executive Offices)

~~(303) 596-0566~~+86 (570) 435-2001
(Registrant's telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SAC ~~441,985,944~~442,025,529

Explanatory Note

China Green Lighting Limited (f/k/a Transit Management Holding Corp.) (the "Company") is filing this Amendment No. 23 to its Current Report on Form 8-K which was originally filed with the Securities and Exchange Commission ("SEC") on May 16, 2011, as amended on May 20, 2011, to include revised financial statements of the Company's wholly owned subsidiary, Green China2011 and May 24, 2011 (the "Original Form 8-K"), to incorporate the Company's revisions and responses to a comment letter from the SEC dated July 8, 2011.

Except for the amended disclosures made in response to the comment letter, the information in this Form 8-K/A has not been updated to reflect events that occurred after May 16, 2011, the filing date of the Original Form 8-K. Accordingly, this Form 8-K/A should be read in conjunction with the Company's filings made with the SEC subsequent to the filing of the Original Form 8-K, including any amendments to those filings. The following sections have been amended, "Section 4 - Matters Related to Accountants and Financial Statements," and "Item 9.01. Financial Statements and Exhibits." Except for the amended sections, all other information in the Company's Original Form 8-K remains unchanged.

Section 4 - Matters Related to Accountant and Financial Statements

Item 4.01. Changes in Registrant's Certifying Accountant.

(a) Dismissal of Independent Certifying Accountant

Effective May 13, 2011, Ronald R. Chadwick, P.C. ("Chadwick") was dismissed as the Company's independent registered public accounting firm. Chadwick's report for the fiscal year ended November 30, 2010 was on the Company's financial statements for the Company's former operations prior to the reverse acquisition. On May 13, 2011, the Company completed a reverse acquisition with China Green Lighting Limited ("CGL"), a company organized under the laws of the British Virgin Islands and its operating company as of March 31, 2011., which became the operations of the Company and the accounting acquirer on a going forward basis.

The dismissal of Chadwick as the independent registered public accounting firm was approved by the Company's Board of Directors.
The reports of Chadwick regarding the Company's financial statements for the fiscal years ended November 30, 2010 and 2009 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report of Chadwick on the Company's financial statements for fiscal years ended November 30, 2010 and 2009 contained an explanatory paragraph which noted that there was substantial doubt about the Company's ability to continue as a going concern.

During the years ended November 30, 2010 and 2009, and during the period from November 30, 2010 to May 13, 2011, the date of dismissal, (i) there were no disagreements with Chadwick on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Chadwick would have caused it to make reference to such disagreement in its reports; and (ii) there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided Chadwick with a copy of the foregoing disclosures and requested that Chadwick furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as Exhibit 16.1 to this Current Report on Form 8-K/A.

(b) Engagement of Independent Certifying Accountant

2

SAC 441,985,944442,025,529

Effective May 13, 2011, the Board of Directors of the Company engaged Mao & Company, CPAs, Inc. ("Mao") as its independent registered public accounting firm to audit the Company's financial statements for the fiscal year ending December 31, 2011. Mao is the independent registered accounting firm for CGL, and its report on the financial statements of CGL at December 31, 2010 and 2009 and for the two years in the period then ended were included in the Company's Current Report on Form 8-K filed with the SEC on May 13, 2011.

During each of the Company's two most recent fiscal years and through the interim periods preceding the engagement of Mao, the Company (a) has not engaged Mao as either the principal accountant to audit the Company's financial statements, or as an independent accountant to audit a significant subsidiary of the Company and on whom the principal accountant is expected to express reliance in its report; and (b) has not consulted with Mao regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and no written report or oral advice was provided to the Company by Mao concluding there was an important factor to be considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event, as that term is described in Item 304(a)(1)(v) of Regulation S-K.

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

(a) Board's Conclusion as to Non-Reliance on Previously Issued Financial Statements

On May 22, 2011, the Company's Board of Directors, after consultation with and upon the recommendation of the management of the Company, including the Company's Chief Financial Officer, concluded that the unaudited consolidated balance sheets of China Green Lighting Limited and its subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of income, changes in equity and cash flows for the periods then ended ("CGL Financial Statements"), filed with the SEC on the Company's Current Report on Form 8-K/A on May 20, 2011, should be amended to correct certain inadvertent errors. Such errors related to headings, cash, restricted cash, notes payable, accounts payable, accumulated other comprehensive income, foreign currency translation adjustment, comprehensive income, depreciation and amortization, failure to include the December 31, 2010 (audited) comparison financial figures, consolidated statements of changes in equity, and certain of the notes to the Financial Statements.

The Company's Board of Directors, in consultation with management, concluded that in light of the errors discussed above, the previously issued unaudited interim CGL Financial Statements included in the Company's Current Report on Form 8-K/A filed with the SEC on May 20, 2011 should no longer be relied upon. A copy of the corrected CGL Financial Statements is attached as Exhibit 99.3 to this Current Report on Form 8-K/A. The Company's Chief Financial Officer, authorized by our Board of Directors, discussed the foregoing issues, findings and conclusions with Mao.

3

SAC ~~441,985,944~~442,025,529

Section 9 - Financial Statements and Exhibits

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1	Share Exchange Agreement, dated May 13, 2012 (incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 16, 2011)
3.1(a)	Articles of Incorporation (incorporated by reference to the registrant's Registration Statement on Form SB-2 filed February 1, 2008)
3.1(b)	Articles of Amendment (incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 16, 2011)
3.2	Bylaws (incorporated by reference to the registrant's Registration Statement on Form SB-2 filed February 1, 2008)
10.1	Labor Contract - Liu Chuanling (incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 16, 2011)
10.2	Labor Contract - Liu Tianhui (incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 16, 2011)
10.3	Labor Contract - Hao Dongyang (incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 16, 2011)
10.4	Labor Contract - Zhu Jiangtu (incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 16, 2011)
10.5	Labor Contract - Zheng Zhongbing (incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 16, 2011)
10.6	Technical Service Agreement by and among Zhejiang Joinan Lighting Co., Ltd., Jiangshan Greenworld Photoelectricity Consulting Co., Ltd. and the Shareholders of Zhejiang Joinan Lighting Co., Ltd. (incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 16, 2011)
10.7	Loan Agreement by and among the Shareholders of Zhejiang Joinan Lighting Co., Ltd. and Jiangshan Greenworld Photoelectricity Consulting Co., Ltd. (incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 16, 2011)
10.8	Exclusive Purchase Option Agreement by and among Jiangshan Greenworld Photoelectricity Consulting Co., Ltd., Zhejiang Joinan Lighting Co., Ltd. and the Shareholders of Zhejiang Joinan Lighting Co., Ltd. (incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 16, 2011)
10.9	Entrusted Management Service Agreement by and among Zhejiang Joinan Lighting Co., Ltd., Jiangshan Greenworld Photoelectricity Consulting Co., Ltd. and the Shareholders of Zhejiang Joinan Lighting Co., Ltd. (incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 16, 2011)
10.10	Equity Pledge Agreement by and among the Shareholders of Zhejiang Joinan Lighting Co., Ltd., Jiangshan Greenworld Photoelectricity Consulting Co., Ltd. and Zhejiang Joinan Lighting Co., Ltd. (incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 16, 2011)

4

SAC ~~441,985,944~~442,025,529

10.11	Trust Agreement by and among Transit Management Holding Corp. and Theresa Krystofiak dated May 9, 2011 (incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 16, 2011)
10.12	Indemnification Agreement by and between the Registrant and Chris Zueger (incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 16, 2011)
16.1	Letter of Ronald R. Chadwick, P.C.*
21	List of Subsidiaries (incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 16, 2011)
99.1	Green China Lighting Limited Audited Financial Statements for the years ended December 31, 2010 and 2009 (incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 16, 2011)
99.2	Pro Forma Financial Statements ~~(incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 16, 2011)~~*
99.3	Green China Lighting Limited Unaudited Financial Statements for the three month periods ending March 31, 2011 and 2010*

*Filed Herewith

5

SAC ~~441,985,944~~442,025,529

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

~~**TRANSIT MANAGEMENT HOLDING CORP.,**~~
CHINA GREEN LIGHTING LIMITED,
a Colorado corporation

Dated: ~~May 24,~~ July 26, 2011

By: /s/ Liu Chuanling
Liu Chuanling
Chief Executive Officer

6

SAC ~~441,985,944~~ 442,025,529